SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                                  CERTIFICATE
Cinergy Corp., et al.                                  OF
File No.  70-9319                                 NOTIFICATION

(Public Utility Holding Company Act of 1935)

     Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the Order):

     1. Cinergy is concurrently filing with the Commission under a request for confidential treatment pursuant to rule 104(b) under the Act, consolidated balance sheets and income statements for Cinergy Investments, Cinergy Global Resources, Inc. ("CGR"), a Delaware corporation and direct, wholly-owned subsidiary of Cinergy, and Cinergy Global Power, Inc. ("CGPI"), a Delaware corporation and direct, wholly-owned subsidiary of CGR, each dated as of, or for the nine-months period ended, September 30, 1999.

     2. The following lists amounts expended by Cinergy Investments, CGR and CGPI on investments during the calendar quarter ended September 30, 1999 ("Third Quarter") in their direct subsidiaries that are not energy-related companies as defined in rule 58 ("rule 58 companies"), exempt wholesale generators ("EWGs") or foreign utility companies
("FUCOs").

(Information with respect to Cinergy's investments in rule 58 companies and EWGs/FUCOs is provided in Cinergy's quarterly reports on Form U-9C-3 and quarterly certificates filed in File No. 70-9011, respectively).

          a) Cinergy Investments made no investments in such subsidiaries during the Third Quarter.

          b) CGR made no investments in such subsidiaries during the Third Quarter.

          c) CGPI made no investments in such subsidiaries during the Third Quarter.

     3. The following provides information concerning the nature and extent of services provided by Intermediate Parents during the Third Quarter, identifying the customer company, the service and the charge, and the transfer pricing therefor (i.e., whether the charge was computed at cost, market or pursuant to another method).

          a) Cinergy Global Resources, a.s., a wholly-owned subsidiary of CGR and CGPI organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

               (i) Intermediation with financial institutions to obtain financing by project companies;

               (ii) Currency and interest rate risk management;

               (iii)Consulting services in the area of financial and operational management of project companies; and

               (iv) Re-engineering studies and implementation.

     The fees charged for these services are a flat monthly fee which was established by the historical and anticipated hours of work which have been or will be provided by Cinergy Global Resources, a.s. personnel to project companies including the estimated related business expenses incurred in providing these services.

     The project companies served and the fees charged for the Third Quarter are as follows:

Moravske Teplarny a.s.               $8,100
Plzenska Energetika s.r.o.           $9,000
Cinergetika U/L, a.s.                $5,400
Energetika Chropyne, a.s.            $1,500

          b) Cinergy Global Power Services Limited ("CGPS"), a wholly-owned subsidiary of CGR and CGPI organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

               (i) Consulting services in the area of management of project companies and ongoing business development; and

               (ii) Re-engineering and restructuring services.
The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.

The project company served and the fee charged for the Third Quarter are as follows:

Copperbelt Energy Corporation PLC    $125,000

     4. The following provides information concerning the formation and capitalization of any new Intermediate Parents and/or Nonutility Companies during the Third Quarter.

     During the Third Quarter, the following Intermediate Parents and/or
Nonutility Companies were formed   Northeolic Pico Gallo, S.L., Cinergy
Global 3 B.V., Cinergy Global 4 B.V. Each of these entities is an indirect wholly-owned subsidiary of both CGR and CGPI; was nominally capitalized; and was established to hold direct or indirect ownership interests in EWGs or FUCOs.

     5. The following provides information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the Third Quarter that are not exempt under rule 52(b) and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the Third Quarter.

     No such loans were made or securities issued.

     6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the Third Quarter, including the identity of the companies involved and their lines of business and corporate structure both before and after the consolidation or reorganization.

     During the Third Quarter, Cinergy reorganized certain of its subsidiary companies that hold (or were formed to hold) interests in EWGs and FUCOs.

     More specifically, effective September 21, 1999, CGPI reorganized part of its subsidiary corporate structure. Prior to the reorganization, 15 subsidiaries previously formed in the Cayman Islands were each direct wholly-owned subsidiaries of CGPI. In order to realize potential tax savings, effective September 21, 1999, a reorganization was effected as a result of which Cinergy Global (Cayman) Holdings, Inc. ("Cayman Holdings") (formerly Cinergy MPI III, Inc.) remained a direct wholly-owned subsidiary of CGPI, while the remainder of the Cayman Island subsidiaries became direct wholly-owned subsidiaries of Cayman Holdings.

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                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 29, 1999

                                       CINERGY SERVICES, INC.

                                       By:  /s/William L. Sheafer
                                            Vice President and Treasurer